EXHIBIT 99.1

Western Intercepts 55.1 g/t Gold Over 2.97 Metres at Casino

VANCOUVER, British Columbia, Sept. 24, 2019 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) announces that during its recently completed drill program at its wholly owned Casino Project, Hole DH19-21 returned 55.1 grams per tonne (“g/t”) gold over 2.97 metres (“m”) at a depth of 147.98 m.  A re-assay of this sample returned 65.9 g/t confirming the high gold grade.

This high grade intercept is the third high grade intercept found to date in the deposit (see Figure 1).  Previously intersected high-gold intercepts include 1.85 m grading 73.60 g/t gold in Hole 94-300 located 580 m northwest of DH19-21 and 53.50 g/t gold over 2.5 m in Hole CAS-007 located 730 m northeast (see Table 1).  Each of these high-gold intercepts occurs in or near fault structures and is associated with late phase alteration cross cutting the earlier porphyry related alteration.  Additional, closer spaced drilling is needed to determine the full extent of these gold enriched structures.  Given the 100 metre drill hole spacing in the Casino deposit, it is reasonable to expect that closer spaced drilling is likely to find additional gold bearing structures.

“This third very high grade intercept from within the Casino deposit suggests potential for a number of very high-grade gold structures within the Casino deposit and we look forward to drill testing these structures to fully understand their extent and impact to the overall economics of the Casino Deposit.” said Paul West-Sells, President & CEO.

Table 1: High grade intercepts sampled from the Casino Project.

Hole	Length (m)	From (m)	To (m)	Width* (m)	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)
DH19-21	249.94	147.98	150.95	2.97	55.10	1.8	0.07	0.000
(reassay)		147.98	150.95	2.97	65.90	1.7	0.07	0.000
94-300	152.40	69.16	71.01	1.85	73.60	10.8	0.01	0.035
(reassay)		69.16	71.01	1.85	99.96
Including		69.16	69.66	0.50	7.39	1.9	0.01	0.026
(resample)		69.66	70.16	0.50	0.16	2.3	0.01	0.038
		70.16	70.66	0.50	921.00	9.0	0.01	0.038
		70.66	71.01	0.35	738.00	12.0	0.01	0.089
and		71.01	72.00	0.99	108.50	2.5	0.01	0.026
CAS-007	486.17	343.55	346.00	2.45	53.50	1.5	0.04	0.001

*Note that reported widths are core length widths and not true widths.

John McClintock, P.Eng., is the qualified person responsible for the execution of the Casino Project exploration program and the preparation of the technical information in this news release.

QA/QC including assurance of chain of custody has been implemented in accordance with industry best practices. Split core samples are prepared and analyzed by ALS Chemex. Prepared samples are initially run using a four acid digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper and molybdenum is run using a 4 acid digestion – AES or AAS method to a 0.001% detection limit.  Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit, with samples greater than 10 ppm finished gravimetrically. The QA/QC procedure involves regular submission of Certified Analytical Standards and property specific duplicates, with check assaying for P19-21 performed by SGS Labs and for holes 94-300 and CAS-007 performed by Acme Analytical Laboratories Ltd.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/1a44d5d7-fd1d-4fcb-b2fc-fff21b8e6fcb